UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, further to the announcement made on March 29, 2019 in relation to the declaration of a cash dividend in an aggregate amount of U.S.$150 million, payable in two equal installments on June 17, 2019 and December 17, 2019, approved at CEMEX, S.A.B. de C.V.’s General Ordinary Shareholders’ Meeting held on March 28, 2019, CPO and ADS holders as of the record date of June 14, 2019, will be entitled to receive a pro-rata share of the first installment of the cash dividend (U.S.$75 million). CEMEX intends to announce the corresponding dividend amounts per share, CPO and ADS no later than June 17, 2019. The cash dividend will be paid to CPO holders in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on June 13, 2019 for settlements on June 17, 2019. ADS holders are expected to receive the dividend on June 18, 2019, converted into U.S. Dollars at the U.S. Dollar/Mexican Peso exchange rate in effect at the time of payment. Furthermore, dividend payments to non-residents of Mexico will not be subject to withholding tax in Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: June 4, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller